Exhibit 99.5

WIPRO LIMITED

CIN: L32102KA1945PLC020800 ; Registered Office : Wipro Limited, Doddakannelli, Sarjapur Road, Bengaluru - 560035, India

Website: www.wipro.com ; Email id – info@wipro.com ; Tel: +91-80-2844 0011 ; Fax: +91-80-2844 0054

STATUTORILY AUDITED CONSOLIDATED FINANCIAL RESULTS FOR THE THREE MONTHS ENDED JUNE 30, 2022

UNDER IFRS (IASB)

(₹ in millions, except share and per share data, unless otherwise stated)

	Particulars	Three months ended			Year ended
		June 30, 2022	March 31, 2022	June 30, 2021	March 31, 2022
	Income from operations
	a) Revenue	215,286	208,600	182,524	790,934
	b) Other operating income	—	7	2,150	2,186
	c) Foreign exchange gains/(losses), net	1,034	1,075	1,160	4,355

I	Total income from operations	216,320	209,682	185,834	797,475

	Expenses
	a) Purchases of stock-in-trade	2,487	1,639	1,437	6,735
	b) Changes in inventories of finished goods and stock-in-trade	(346)	(300)	68	(369)
	c) Employee benefits expense	126,134	121,302	102,711	450,075
	d) Depreciation, amortization and impairment expense	7,738	7,345	8,390	30,911
	e) Sub-contracting and technical fees	29,454	28,503	24,619	108,589
	f) Facility expenses	7,876	7,047	5,650	25,269
	g) Travel	3,070	1,959	1,435	7,320
	h) Communication	1,543	1,389	1,516	5,760
	i) Legal and professional fees	1,547	1,619	2,207	7,561
	j) Marketing and brand building	900	576	425	2,010
	k) Lifetime expected credit loss/ (write-back)	(22)	(389)	(253)	(797)
	l) Other expenses	4,049	3,881	2,909	14,125

II	Total expenses	184,430	174,571	151,114	657,189

III	Finance expenses	2,045	1,717	746	5,325
IV	Finance and other Income	3,690	3,946	4,619	16,257
V	Share of net profit/ (loss) of associates accounted for using the equity method	(15)	(16)	7	57

VI	Profit before tax [I-II-III+IV+V]	33,520	37,324	38,600	151,275

VII	Tax expense	7,931	6,399	6,225	28,946

VIII	Profit for the period [VI-VII]	25,589	30,925	32,375	122,329

IX	Total other comprehensive income for the period	1,739	4,471	3,302	11,600

	Total comprehensive income for the period [VIII+IX]	27,328	35,396	35,677	133,929

X	Profit for the period attributable to:
	Equity holders of the Company	25,636	30,873	32,321	122,191
	Non-controlling interests	(47)	52	54	138

		25,589	30,925	32,375	122,329

	Total comprehensive income for the period attributable to:
	Equity holders of the Company	27,351	35,321	35,600	133,742
	Non-controlling interests	(23)	75	77	187

		27,328	35,396	35,677	133,929

XI	Paid up equity share capital (Par value ₹ 2 per share)	10,965	10,964	10,958	10,964

XII	Reserves excluding revaluation reserves and non-controlling interests as per balance sheet				647,194

XIII	Earnings per share (EPS)
	(Equity shares of par value of ₹ 2/- each)
	(EPS for the three months ended periods is not annualized)
	Basic (in ₹)	4.69	5.64	5.92	22.35
	Diluted (in ₹)	4.67	5.63	5.90	22.29

1.

The audited consolidated financial results of the Company for the three months ended June 30, 2022, have been approved by the Board of Directors of the Company at its meeting held on July 20, 2022. The Company confirms that its statutory auditors, Deloitte Haskins & Sells LLP have issued an audit report with unmodified opinion on the consolidated financial results.

2.

The above consolidated financial results have been prepared on the basis of the audited interim condensed consolidated financial statements which are prepared in accordance with International Financial Reporting Standards and its interpretations (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). All amounts included in the consolidated financial results (including notes) are reported in millions of Indian rupees (₹ in millions) except share and per share data, unless otherwise stated.

3.	Estimation uncertainty relating to the global health pandemic on COVID-19

In assessing the recoverability of receivables including unbilled receivables, contract assets and contract costs, goodwill, intangible assets, and certain investments, the Company has considered internal and external information up to the date of approval of these consolidated financial results including credit reports and economic forecasts. Based on the current indicators of future economic conditions, the Company expects to recover the carrying amount of these assets.

The Company basis its assessment believes that the probability of the occurrence of forecasted transactions is not impacted by COVID-19. The Company has also considered the effect of changes, if any, in both counterparty credit risk and own credit risk while assessing hedge effectiveness and measuring hedge ineffectiveness and continues to believe that there is no impact on effectiveness of its hedges.

The impact of COVID-19 may be different from what we have estimated as of the date of approval of these consolidated financial results and the Company will continue to closely monitor any material changes to future economic conditions.

4.	List of subsidiaries and investments accounted for using equity method as at June 30, 2022 are provided in the table below:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Wipro, LLC			USA
	Wipro Gallagher Solutions, LLC		USA
		Wipro Opus Risk Solutions, LLC	USA
	Wipro Insurance Solutions, LLC		USA
	Wipro IT Services, LLC		USA
		HealthPlan Services, Inc. (1)	USA
		Wipro Appirio, Inc. (1)	USA
		Designit North America, Inc.	USA
		Infocrossing, LLC	USA
		Wipro US Foundation	USA
		International TechneGroup Incorporated (1)	USA
		Wipro Designit Services, Inc. (1)	USA
		Wipro VLSI Design Services, LLC	USA
		Cardinal US Holdings, Inc.(1)	USA
		LeanSwift Solutions, Inc.(1)	USA
		Edgile, LLC	USA
		Convergence Acceleration Solutions, LLC	USA
		Rizing Intermediate Holdings, Inc. (1)	USA

Attune Consulting India Private Limited			India

Wipro Overseas IT Services Private Limited			India

Wipro Japan KK			Japan
	Designit Tokyo Ltd.		Japan

Wipro Shanghai Limited			China

Wipro Trademarks Holding Limited			India

Wipro Travel Services Limited			India

Wipro Holdings (UK) Limited			UK
	Designit A/S		Denmark
		Designit Denmark A/S	Denmark
		Designit Germany GmbH	Germany
		Designit Oslo A/S	Norway
		Designit Sweden AB	Sweden
		Designit T.L.V Ltd.	Israel
		Designit Spain Digital, S.L.U	Spain
	Wipro Financial Outsourcing Services Limited (Formerly known as Wipro Europe Limited)		UK
		Wipro UK Limited	UK
	Wipro Financial Services UK Limited		UK
	Wipro IT Services S.R.L.		Romania
	Wipro Gulf LLC		Sultanate of Oman
	Wipro Bahrain Limited Co. W.L.L		Bahrain

	Wipro 4C NV		Belgium

		Wipro 4C Danmark ApS	Denmark
		Wipro 4C Nederland B.V	Netherlands
		Wipro Weare4C UK Limited (1)	UK
		Wipro 4C Consulting France SAS	France

Wipro IT Services UK Societas			UK

	Wipro Doha LLC (2)		Qatar
	Wipro Technologies SA DE CV		Mexico
	Wipro Holdings Hungary Korlátolt Felelősségű Társaság		Hungary
		Wipro Holdings Investment Korlátolt Felelősségű Társaság	Hungary

	Wipro Information Technology Egypt SAE		Egypt
	Wipro Arabia Limited (3)		Saudi Arabia
		Women’s Business Park Technologies Limited (3)	Saudi Arabia
	Wipro Poland SP Z.O.O		Poland
	Wipro IT Services Poland SP Z.O.O		Poland
	Wipro Technologies Australia Pty Ltd		Australia
		Ampion Holdings Pty Ltd (1)	Australia
	Wipro Technologies South Africa (Proprietary) Limited		South Africa

		Wipro Technologies Nigeria Limited	Nigeria
	Wipro IT Service Ukraine, LLC		Ukraine
	Wipro Information Technology Netherlands BV.		Netherlands

		Wipro Portugal S.A. (1)	Portugal
		Wipro Technologies Limited	Russia
		Wipro Technology Chile SPA	Chile
		Wipro Solutions Canada Limited	Canada
		Wipro Information Technology Kazakhstan LLP	Kazakhstan
		Wipro Technologies W.T. Sociedad Anonima	Costa Rica
		Wipro Outsourcing Services (Ireland) Limited	Ireland
		Wipro Technologies Peru SAC	Peru
		Wipro do Brasil Technologia Ltda (1)	Brazil

	Wipro Technologies SA		Argentina

	Wipro Technologies SRL		Romania

	PT. WT Indonesia		Indonesia

	Wipro (Thailand) Co. Limited		Thailand

	Rainbow Software LLC		Iraq

	Cardinal Foreign Holdings S.á.r.l		Luxembourg

		Cardinal Foreign Holdings 2 S.á.r.l (1)	Luxembourg

Wipro Networks Pte Limited			Singapore

	Wipro (Dalian) Limited		China
	Wipro Technologies SDN BHD		Malaysia

Wipro Chengdu Limited			China

Wipro Philippines, Inc.			Philippines

Wipro IT Services Bangladesh Limited			Bangladesh

Wipro HR Services India Private Limited			India

Encore Theme Technologies Private Limited (3)			India

Wipro VLSI Design Services India Private Limited			India

Capco Technologies Private Limited			India

The Company controls ‘The Wipro SA Broad Based Ownership Scheme Trust’, ‘Wipro SA Broad Based Ownership Scheme SPV (RF) (PTY) LTD’ incorporated in South Africa and Wipro Foundation in India.
(2)	51% of equity securities of Wipro Doha LLC are held by a local shareholder. However, the beneficial interest in these holdings is with the Company.
(3)

All the above direct subsidiaries are 100% held by the Company except that the Company holds 96.68% of the equity securities of Encore Theme Technologies Private Limited, 66.67% of the equity securities of Wipro Arabia Limited and 55% of the equity securities of Women’s Business Park Technologies Limited are held by Wipro Arabia Limited. The remaining 3.32% equity securities of Encore Theme Technologies Private Limited will be acquired subject to and after receipt of certain regulatory approvals/confirmations.

(1)

Step Subsidiary details of Wipro Portugal S.A, Wipro do Brasil Technologia Ltda, HealthPlan Services, Inc., International TechneGroup Incorporated, Wipro Appirio, Inc., Wipro Designit Services, Inc., Wipro Weare4C UK Limited, Cardinal US Holdings, Inc., Cardinal Foreign Holdings 2 S.á.r.l, Ampion Holdings Pty Ltd, LeanSwift Solutions, Inc. and Rizing Intermediate Holdings, Inc. are as follows:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Wipro Portugal S.A.			Portugal
	Wipro Technologies GmbH		Germany
		Wipro IT Services Austria GmbH	Austria
		Wipro Business Solutions GmbH (4)	Germany

Wipro do Brasil Technologia Ltda			Brazil
	Wipro Do Brasil Sistemetas De Informatica Ltd		Brazil
	Wipro do Brasil Servicos Ltda		Brazil

HealthPlan Services, Inc.			USA
	HealthPlan Services Insurance Agency, LLC		USA
International TechneGroup Incorporated			USA

	International TechneGroup Ltd.		UK
	ITI Proficiency Ltd		Israel
	Wipro Italia S.R.L.		Italy
		MechWorks S.R.L.	Italy
Wipro Appirio, Inc.			USA
	Wipro Appirio, K.K.		Japan
	Topcoder, LLC.		USA
	Wipro Appirio (Ireland) Limited		Ireland
		Wipro Appirio UK Limited	UK
Wipro Designit Services, Inc.			USA
	Wipro Designit Services Limited		Ireland

Wipro Weare4C UK Limited			UK
	CloudSocius DMCC		United Arab Emirates

Cardinal Foreign Holdings 2 S.á.r.l			Luxembourg
	Grove Holdings 2 S.á.r.l		Luxembourg
		The Capital Markets Company BV (4)	Belgium
		Capco Brasil Serviços E Consultoria Em Informática Ltda	Brazil
Cardinal US Holdings, Inc.			USA
	The Capital Markets Company LLC		USA
		CAPCO (US) LLC	USA

	Capco Consulting Services LLC		USA
	Capco RISC Consulting LLC		USA
	ATOM Solutions LLC		USA
	NEOS Holdings LLC		USA
		NEOS LLC	USA
		NEOS Software LLC	USA

Ampion Holdings Pty Ltd			Australia
	Ampion Pty Ltd		Australia
		Crowdsprint Pty Ltd	Australia
		Revolution IT Pty Ltd	Australia
		Iris Holdco Pty Ltd (4)	Australia

LeanSwift Solutions, Inc.			USA
	LeanSwift Solutions, LLC		USA
	LeanSwift AB		Sweden

Rizing Intermediate Holdings, Inc.			USA

	Rizing Intermediate Inc.		USA
		Rizing Intermediate LLC (4)	USA
	Attune Lanka (Pvt) Ltd		Sri Lanka

		Attune Netherlands B.V. (4)	Netherlands

(4)	Step Subsidiary details of The Capital Markets Company BV, Wipro Business Solutions GmbH, Iris Holdco Pty Ltd, Rizing Intermediate LLC and Attune Netherlands B.V. are as follows:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
The Capital Markets Company BV			Belgium
	Capco Belgium BV		Belgium
	The Capital Markets Company (UK) Ltd		UK
		Capco (UK) 1, Limited	UK
	The Capital Markets Company Limited		Canada
		Capco (US) GP LLC (5)	USA
	The Capital Markets Company Limited		Hong Kong
		Capco Consulting Services (Guangzhou) Company Limited	China
	The Capital Markets Company s.r.o		Slovakia
	The Capital Markets Company S.A.S		France
	Capco Poland sp. z.o.o		Poland
	The Capital Markets Company S.á.r.l		Switzerland
		Andrion AG	Switzerland
	The Capital Markets Company BV		Netherlands
	CapAfric Consulting (Pty) Ltd		South Africa
	Capco Consulting Singapore Pte. Ltd		Singapore
	The Capital Markets Company GmbH		Germany
		Capco Austria GmbH	Austria
	Capco Consultancy (Malaysia) Sdn. Bhd		Malaysia
	Capco Greece Single Member P.C		Greece
	Capco Consultancy (Thailand) Ltd		Thailand

Wipro Business Solutions GmbH			Germany

	Wipro Technology Solutions S.R.L		Romania

Iris Holdco Pty Ltd			Australia
	Iris Bidco Pty Ltd		Australia
		Shelde Pty Ltd	Australia
Rizing Intermediate LLC			USA
	Rizing Inc.		USA
		Rizing LLC (5)	USA
	Rizing Canada Holdings Corp.		Canada
		Rizing Solutions Canada Inc.	Canada
Attune Netherlands B.V.			Netherlands
	Attune Germany GmbH		Germany
	Attune Italia S.R.L		Italy
	Attune Hong Kong Limited		Hong Kong
	Attune Consulting USA, Inc.		USA
	Attune UK Ltd.		UK
	Attune Australia Pty Ltd		Australia
	Attune Management LLC		USA

(5)	Step Subsidiary details of Capco (US) GP LLC and Rizing LLC is as follows:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Capco (US) GP LLC			USA
	Capco (Canada) GP ULC		Canada

Rizing LLC			USA
	Aasonn Philippines Inc.		Philippines
	Rizing Consulting Ireland Limited		Ireland
	Rizing Limited		UK
	Rizing B.V.		Netherlands
	Vesta Middle East FZE		United Arab Emirates
	Vesta (Macau) Limited		Macau
	Rizing Pte Ltd.		Singapore
		Rizing Solutions Pty Ltd	Australia
		Rizing New Zealand Ltd.	New Zealand
		Rizing Philippines Inc.	Philippines
		Synchrony Global SDN BHD	Malaysia
		Rizing SDN BHD	Malaysia
	Rizing Consulting Pty Ltd.		Australia
	Rizing GmbH		Germany
	Rizing Middle East DMCC		United Arab Emirates
	Rizing Geospatial LLC		USA

As at June 30, 2022, the Company held 43.7% interest in Drivestream Inc., accounted for using the equity method.

The list of controlled trusts and firms are:

Name of the entity	Country of incorporation
Wipro Equity Reward Trust	India
Wipro Foundation	India
Capco (Canada) LP (6)	Canada

(6)	The Capital Markets Company Limited (Canada) and Capco (Canada) GP ULC act as Limited and General Partners, respectively.

5.	Segment Information

The Company is organized into the following operating segments: IT Services, IT Products and India State Run Enterprise segment (“ISRE”).

IT Services: The IT services segment primarily consists of IT services offerings to customers organized by four Strategic Market Units (“SMUs”)—Americas 1, Americas 2, Europe and Asia Pacific Middle East Africa (“APMEA”). Americas 1 and Americas 2 are primarily organized by industry sector, while Europe and APMEA are organized by countries.

Americas 1 includes the entire business of Latin America (“LATAM”) and the following industry sectors in the United States of America: healthcare and medical devices, consumer goods and life sciences, retail, transportation and services, communications, media and information services, technology products and platforms. Americas 2 includes the entire business in Canada and the following industry sectors in the United States of America: banking, financial services and insurance, manufacturing, hi-tech, energy and utilities. Europe consists of the United Kingdom and Ireland, Switzerland, Germany, Benelux, the Nordics and Southern Europe. APMEA consists of Australia and New Zealand, India, Middle East, South East Asia, Japan and Africa.

Revenue from each customer is attributed to the respective SMUs based on the location of the customer’s primary buying center of such services. With respect to certain strategic global customers, revenue may be generated from multiple countries based on such customer’s buying centers, but the total revenue related to these strategic global customers are attributed to a single SMU based on the geographical location of key decision makers.

Our IT Services segment provides a range of IT and IT enabled services which include digital strategy advisory, customer centric design, technology consulting, IT consulting, custom application design, development, re-engineering and maintenance, systems integration, package implementation, cloud and infrastructure services, business process services, cloud, mobility and analytics services, research and development and hardware and software design.

IT Products: The Company is a value-added reseller of security, packaged and SaaS software for leading international brands. In certain total outsourcing contracts of the IT Services segment, the Company delivers hardware, software products and other related deliverables. Revenue relating to these items is reported as revenue from the sale of IT Products.

ISRE: This segment consists of IT Services offerings to entities and/or departments owned or controlled by Government of India and/or any State Governments.

The Chairman of the Company has been identified as the Chief Operating Decision Maker (“CODM”) as defined by IFRS 8, “Operating Segments”. The Chairman of the Company evaluates the segments based on their revenue growth and operating income.

Assets and liabilities used in the Company’s business are not identified to any of the operating segments, as these are used interchangeably between segments. Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

Information on reportable segments for the three months ended June 30, 2022, March 31, 2022, and June 30, 2021, and year ended March 31, 2022 are as follows:

Particulars	Three months ended			Year ended
	June 30, 2022	March 31, 2022	June 30, 2021	March 31, 2022
	Audited	Audited	Audited	Audited
Revenue
IT Services
Americas 1	61,702	58,342	49,683	217,874
Americas 2	66,613	63,963	55,105	239,404
Europe	60,276	60,743	54,461	233,443
APMEA	24,257	23,560	21,232	91,103

Total of IT Services	212,848	206,608	180,481	781,824
IT Products	1,946	1,201	1,311	6,173
ISRE	1,526	1,868	1,937	7,295
Reconciling Items	—	(2)	(45)	(3)

Total Revenue	216,320	209,675	183,684	795,289

Other operating income
IT Services	—	7	2,150	2,186

Total Other operating income	—	7	2,150	2,186

Segment Result
IT Services
Americas 1	11,030	11,530	9,379	42,820
Americas 2	12,454	12,150	11,350	47,376
Europe	7,374	9,056	8,325	35,739
APMEA	1,604	1,946	3,066	10,523
Unallocated	(630)	361	56	434
Other operating income	—	7	2,150	2,186

Total of IT Services	31,832	35,050	34,326	139,078

IT Products	(55)	(22)	(53)	115
ISRE	173	171	475	1,173
Reconciling Items	(60)	(88)	(28)	(80)

Total Segment result	31,890	35,111	34,720	140,286
Finance expenses	(2,045)	(1,717)	(746)	(5,325)
Finance and Other Income	3,690	3,946	4,619	16,257
Share of net profit/ (loss) of associates accounted for using the equity method	(15)	(16)	7	57

Profit before tax	33,520	37,324	38,600	151,275

Notes:

a)	“Reconciling items” includes elimination of inter-segment transactions and other corporate activities.

b)	Revenue from sale of Company owned intellectual properties is reported as part of IT Services revenues.

c)

For the purpose of segment reporting, the Company has included the net impact of foreign exchange in revenues amounting to ₹ 1,034, ₹ 1,075 and ₹ 1,160 for the three months ended June 30, 2022, March 31, 2022, and June 30, 2021 respectively, ₹ 4,355 for the year ended March 31, 2022, which is reported under foreign exchange gains/(losses), net in the consolidated financial results.

d)

Other operating income of ₹ Nil, ₹ 7 and ₹ 2,150 is included as part of IT Services segment results for the three months ended June 30, 2022, March 31, 2022 and June 30, 2021 respectively and ₹ 2,186 is included as part of IT Services segment for the year ended March 31, 2022.

e)

Segment results of IT Services segment are after recognition of share-based compensation expense ₹ 1,445, ₹ 1,730 and ₹ 977 for the three months ended June 30, 2022, March 31, 2022, and June 30, 2021 respectively and ₹ 4,164 for the year ended March 31, 2022.

6.	Business combinations

Summary of acquisitions during the three months ended June 30, 2022 is given below:

During the three months ended June 30, 2022, the Company has completed two business combinations by acquiring 100% equity interest in:

(a) Convergence Acceleration Solutions, LLC (“CAS Group”), a US based consulting and program management company that specialises in driving large-scale business and technology transformation for Fortune 100 communications service providers. The acquisition advances the Company’s strategic consulting capabilities as we help our clients drive large scale business and technology transformation. The acquisition was consummated on April 11, 2022, for a total consideration (upfront cash to acquire control and contingent consideration) of ₹ 5,584.

(b) Rizing Intermediate Holdings, Inc and its subsidiaries (“Rizing”), a global SAP consulting firm with industry expertise and consulting capabilities in enterprise asset management, consumer industries, and human experience management. Rizing complements the Company in capabilities (EAM, HCM and S/4HANA), in industries such as Energy and Utilities, Retail and Consumer Products, Manufacturing and Hi Tech in geographies across North America, Europe, Asia, and Australia. The acquisition was consummated on May 20, 2022, for a total cash consideration of ₹ 44,622.

By order of the Board,	For, Wipro Limited

Place: Bengaluru Date: July 20, 2022	Rishad A. Premji Chairman